By EDGAR Electronic Transmission
January 28, 2010
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549
Re:	A. H. Belo Corporation Form 10-K for the Year ended December 31, 2008 Form 10-Q for the Quarterly Period ended September 30, 2009 Schedule 14A filed March 31, 2009 File No. 001-33741
Dear Mr. Humphrey:
A.	H. Belo Corporation (the “Company”) has received your letter dated December 30, 2009. We appreciate that your review of the above-referenced Form 10-K, Form 10-Q and Schedule 14A is intended to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. The following are the Company’s responses to the SEC Staff’s comments in its December 30 letter. The Company is submitting these responses during the extension period discussed by Ms. Amy Geddes and Ms. Christine Larkin, Assistant General Counsel, on behalf of the Company. To facilitate your review, we have set forth the SEC Staff comments below and the paragraph numbers of our responses correspond to the paragraph numbers in the comment letter. Please note that references to “Company,” “we,” “ours” and “us” refer to A. H. Belo Corporation and its subsidiaries, unless the context otherwise requires. All dollar amounts are in thousands unless otherwise noted.
Form 10-K for the Year ended December 31, 2008
Item 1A. Risk Factors, page 5
1.	In future filings, please remove the inference in your first paragraph that you discuss some, but not all of the significant risk factors or revise to clarify that you have discussed all known material risks.

In future filings, we will remove the inference that we discuss some, but not all, of the significant risk factors.
Notes to Consolidated Financial Statements
Note 3 — Goodwill and Intangible Assets, page 41

Mr. David R. Humphrey
SEC Division of Corporation Finance
January 28, 2010

2.	Please tell us how you considered your subscriber list intangible asset for impairment at December 31, 2008 and during 2009. Include in your response how your current subscriber lists compare to the subscriber lists acquired, and whether or not you have reconsidered the original useful life of 18 years.

We considered our subscriber list intangible assets for impairment at December 31, 2008 and during 2009 in accordance with Accounting Standards Codification (ASC) No. 350-30-35 and we follow ASC No. 360-10-35 for evaluating impairment. ASC No. 360-10-35 requires that definite lived intangible assets be tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. As a result of our goodwill impairment tests at December 31, 2008 and March 31, 2009, we determined that events had occurred that required us to evaluate our intangible assets for impairment. For purposes of evaluating potential impairment, our subscriber lists are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets. Each of our operating units’ cash flows cannot be disaggregated into independent cash flows. Circulation revenue and advertising revenue are both related to the production and distribution of the newspaper. Internet revenue is also related in that advertising is frequently sold as an in-paper/on-line package. Other miscellaneous revenues, such as outside printing or outside delivery revenue, use the same assets as the primary revenues. Accordingly, the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets is at each operating unit level, which is also the reporting unit for goodwill impairment testing. Given these factors, we compare the undiscounted net cash flows of each operating unit to the carrying value of the net assets of such operating unit. These comparisons did not show impairment as of December 31, 2008 or during 2009.

At the time of each of the acquisitions, each operating unit used a different circulation / subscriber system or technology than it uses today. As such, we are unable to compare the original lists acquired to the lists we have now. Circulation has declined in each of our three markets since the acquisitions. Circulation declines are less in our smaller markets, where most of our subscriber list assets reside, than in Dallas, our largest market. While subscribers may elect to no longer continue to receive our newspapers, that does not prevent us from marketing to them to subscribe in the future and many subscribers re-subscribe as a result of these marketing efforts. Additionally, even when former subscribers are not subscribing to the newspaper, we still generate revenue from the overall subscriber base (current and former) as advertisers pay us for the right to include their coupons in our weekly coupon package delivered in the mail. Each year we consider whether events or circumstances warrant a revision to the remaining period of amortization. Based on the results of the cash flow analysis discussed above, the value of our continuing subscribers, as well as the relatively short

Mr. David R. Humphrey
SEC Division of Corporation Finance
January 28, 2010

remaining life (approximately five years with respect to two of our newspapers at the end of 2009, the third newspaper was fully amortized at the end of 2009), we determined that the remaining useful life was still appropriate.

3.	Please provide us with the gross carrying value and accumulated amortization of the subscriber lists for each of your newspapers. Also, in future filings, consider expanding the first table in Note 3 to provide such information, by newspaper, in a manner similar to the table summarizing goodwill at the end of Note 3.

The following table shows the gross carrying value and the accumulated amortization of the subscriber lists for each of our newspapers as of December 31, 2008. Future filings will include a similar table for all periods presented in the Goodwill and Intangible Assets footnote.

	Total	The Dallas	The
	Subscriber	Morning	Providence	The Press-
	Lists	News	Journal	Enterprise
Gross balance at December 31, 2008	$114,824	$22,896	$78,698	$13,230
Accumulated amortization	(80,897)	(21,635)	(51,736)	(7,526)

Net balance at December 31, 2008	$33,927	$1,261	$26,962	$5,704

Remaining years to amortize as of December 31, 2008		1.00	6.17	6.00
Note 13 — Related Party Transactions, page 52
4.	In Item 2, on page 10 of your Form 10-K, you discuss the creation of a limited liability company (LLC) with Belo Corp. to co-own certain real estate. Please tell us how your 50% ownership in this LLC is reflected in your financial statements and why there is no disclosure with respect to this LLC in Note 13 to your financial statements. Based on the fact that A. H. Belo and Belo Corp. have several directors in common, as discussed on page 9, it appears that A. H. Belo and Belo Corp. are related parties.

Mr. David R. Humphrey
SEC Division of Corporation Finance
January 28, 2010

Our 50% ownership of the limited liability company that owns The Belo Building and other real estate in downtown Dallas, Texas is accounted for using the equity method of accounting. The investment is included in the investments line item on the balance sheet. In future filings, we will enhance our related party disclosures to include the investment in the limited liability company and a description of the transactions that occurred during the periods presented, the approximate dollar amounts of such transactions and approximate amounts due from or to the limited liability company, if any.
Form 10-Q for the Quarterly Period Ended September 30, 2009
Note 12 — Goodwill, page 12
5.	We note that, as a result of the interim impairment test performed in the first quarter of 2009, you wrote off all of the goodwill related to The Providence Journal, but concluded that step 2 of the impairment testing process was not required for The Dallas Morning News. Please tell us how the projected future cash flows used in step 1 of your interim impairment test for The Dallas Morning News compared to its actual results for the three and nine months ended September 30, 2009. Specifically, address The Dallas Morning News’ decline in advertising revenues of 24.5% and 27.8% for the three and nine months ended September 30, 2009 respectively, when compared to the same periods in the prior year.

The projected future net cash flows used in Step 1 of our interim impairment test for The Dallas Morning News were $6,888 for the three months and $11,462 for the nine months ended September 30, 2009. Actual net cash flows were $11,866 for the three months and $17,041 for the nine months ended September 30, 2009. Improvements in the net cash flows were primarily driven by additional expense reductions at The Dallas Morning News as well as a slight improvement in advertising revenue.

The projected future net cash flows used in our interim impairment tests anticipated revenues declining by 27.4% for the three months and 28.4% for the nine months ended September 30, 2009 compared to the same prior year periods. Actual declines were 24.5% for the three months and 27.8% for the nine months ended September 30, 2009 compared to the prior year periods.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 17

Mr. David R. Humphrey
SEC Division of Corporation Finance
January 28, 2010

6.	Please expand your discussion of liquidity and capital resources available to fund your current obligations. In this regard, consider disclosing your working capital position, and discuss changes in your working capital position from period to period.

Beginning with the Company’s Form 10-K for the period ended December 31, 2009, the Company will provide additional disclosure related to liquidity and the availability of capital resources to meet our current obligations, including working capital detail. An example of the additional, expanded working capital disclosure, based on information from the Company’s December 31, 2008 results, is as follows:
At December 31, 2008, the Company’s working capital was $9,575 compared to $1,617 at December 31, 2007, an improvement of $7,958, or 492%. This improvement resulted from an increase of $2,698 in current assets and a decrease in current liabilities of $5,260. This increase in working capital is reflective of higher cash levels and lower debt levels. Management expects that current working capital, cash flow from operations and the ability to borrow under the Company’s revolving credit facility should be adequate to enable the Company to fund its current obligations.
7.	Discuss any known trends or uncertainties that could potentially impact your ability to meet your obligations in the future. For example, we note that your revolving credit facility was reduced to $50 million in early 2009 and then recently reduced again to $25 million. Although you discuss the fact that your ability to borrow under the revolving credit facility depends on a borrowing base determined from a formula based on the levels of your accounts receivable and inventory, consider adding disclosure of the amount of such borrowing base and discuss any trends related thereto. In addition, discuss whether the reductions in your revolving credit facility were attributable to decreases in your borrowing base, management’s assessment of potential future borrowing needs, or other factors.

In future filings, the Company will report the current available borrowing base and trends related thereto.

The decrease in the Company’s revolving credit facility from $50,000 to $25,000 was a decision made by Company management. Management concluded that based on estimated future borrowing needs, the cost of the revolving credit facility, and borrowing base availability, $25,000 is sufficient to meet the Company’s borrowing needs.

Mr. David R. Humphrey
SEC Division of Corporation Finance
January 28, 2010

8.	We note that you have investments, which are classified as long-term assets, in excess of $20 million at September 30, 2009. We also note that you recorded a $1 million write down of these investments during the nine months ended September 30, 2009. Please explain to us the facts and circumstances surrounding this $1 million write down. Also, consider adding disclosure with respect to the nature of your long-term investments and whether or not such investments could be readily converted to cash. In addition, discuss management’s intentions with respect to these investments.

In future filings, the Company will provide more information regarding the nature of its long-term investments, the ability to readily to convert these investments to cash and management’s intentions with respect to these investments.

With respect to the $1,000 write down, during the nine months ended September 30, 2009, the Company determined to write off an investment previously made in a start-up company. The Company had invested approximately $1,000 for an approximate 3.1% ownership position. As part of the Company’s periodic review of its investments, the Company determined that the investment became permanently impaired during the period and no longer had value. This decision that the investment was impaired was made due to the lack of success of the company, the continued use of significant cash by the company, and the anticipated need for an additional cash investment in which A. H. Belo chose not to participate.
Schedule 14A
Executive Compensation, page 32
Annual Cash Incentive Opportunity, page 37
9.	We note that you establish financial performance targets in order for your executive officers to achieve their incentive compensation for 2008. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding

Mr. David R. Humphrey
SEC Division of Corporation Finance
January 28, 2010

the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

As noted on page 38, the Company used four measures of 2008 financial performance (revenue, interactive revenue, expenses and EBITDA) to determine achievement under the Company’s Incentive Compensation Plan. The targets associated with each of the four measures are set forth in the chart at the bottom of page 38. There were no other performance targets. As noted on page 39, in connection with the spin-off transaction at the beginning of 2008, retention arrangements established guaranteed minimum, target-level bonuses for certain officers provided that they remained with the Company for a specified period after consummation of the spin-off transaction.
Certain Relationships, page 59
10.	We note the reference on page 10 of your Form 10-K that you co-own certain real estate through a limited liability company with Belo Corp. Please tell us what consideration you have given to providing the information regarding this transaction as required pursuant to Item 404(a) of Regulation S-K.

The limited liability company that A. H. Belo Corporation co-owns with Belo Corp. was formed in connection with the February 2008 spin-off of A. H. Belo Corporation from Belo Corp. As disclosed on page 59, Certain Relationships, in connection with the spin-off, A. H. Belo and Belo entered into a Separation and Distribution Agreement, a Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, and media content sharing arrangements effective as of the distribution date. The formation of the limited liability company to hold and own the real estate was ancillary to and in furtherance of these agreements, and therefore, we did not separately mention it in this section of the proxy statement. In future filings, we will also include specific mention of the limited liability company agreement entered into between the parties that outlines the rights and responsibilities with respect to the real property held by the limited liability company.
Other
A. H. Belo Corporation hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about the Company’s responses in this letter please contact me at 214-977-2248.
Sincerely,
Alison K. Engel
Senior Vice President/Chief Financial Officer